FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of June 2014
Commission File Number: 001-32294

TATA MOTORS LIMITED
(Translation of registrant's name into English)

BOMBAY HOUSE
24, HOMI MODY STREET,
MUMBAI 400 001, MAHARASHTRA, INDIA
Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ x ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes [ ] No [ x ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes [ ] No [ x ]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes [ ] No [ x ]

If 'Yes' is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

TABLE OF CONTENTS
Item 1:	Form 6-K dated June 3, 2014.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Tata Motors Limited By: /s/ Hoshang K Sethna Name: Hoshang K Sethna Title: Company Secretary Dated:June 3, 2014

Item 1

TATA MOTORS LIMITED
Bombay House 24, Homi Mody Street, Mumbai 400 001, Maharashtra, India

Tata Motors Report for May 2014

Mumbai, June 3, 2014:Enclosed herewith is the information on production, sales and exports of the Company, which is self explanatory. This is for the information of the exchange and the members.

Monthly Report on Production, Domestic sales & Export for MAY’ 2014

Category	Vehicle Model	Production		Domestic Sales		Exports
		MAY 2013	MAY 2014	MAY 2013	MAY 2014	MAY 2013	MAY 2014
Micro	NANO	1024	1001	1014	1001	20	0
Compact	INDICA, INDICA VISTA, INDIGO CS	6209	5115	7770	5721	683	78
Mid-Size	INDIGO, INDIGO MARINA, INDIGO XL, MANZA	139	220	143	210	35	33
UV1	SUMO	1260	814	1089	1015	48	56
UV2	SAFARI, SUMO GRANDE, MOVUS	1195	989	952	1002	6	13
UV3	ARIA, XENON	3	163	5	201	6	6
V1	VENTURE	101	36	161	80	0	0
V2	ACE MAGIC, MAGIC IRIS	5623	2388	6044	2873	14	35
N1- A1	ACE, ACE EX, ACE Zip	12756	8479	10320	8241	1332	928
N1- A2	Super ACE, TATA207, XENON, Winger DV	5640	1810	4018	1713	791	630
M2- A1	Winger 13 seats, Winger Platinum, Winger 10 seats	417	274	338	181	1	4
M2- A2	Winger 14 seats, SFC407, CityRide	364	281	441	352	10	57
N2- A1	SFC407, LPT407	1259	912	1433	1175	150	69
N2- A2	SFC709, LPT709	1056	614	399	332	137	86
N2- A3	LPT9109	720	775	343	351	150	110
N2- A4	LPT1109	508	191	1833	755	18	81
M3- A2	LP709, SFC410, LP410	1406	1111	1180	1124	138	128
M3- B2	LP1112, LP912, Starbus, Starbus Ultra	613	603	735	750	4	37
M3- C2	LPO1512, LPO1612, Starbus, Divo	1131	806	620	517	95	273
N3- A1	LPT1613, LPK1616, SK1613	4015	2602	1645	1572	80	246
N3- B1(a)	LPT2518, LPK2518	3382	3169	2509	2574	115	164
N3- B1(b)	LPT3118	2487	1612	1768	1559	10	140
N3- B2(b)	LPS3518. LPS3015, LPS3516	276	0	173	340	2	0
N3- B2(d)	LPS4018, LPS4023	578	889	477	687	28	11
N3- B2(e)	LPS4928	40	91	20	8	1	6

TATA-JLR	Jaguar XJ, Jaguar XF, Jaguar XKR, Jaguar F-Type, Freelander 2, Range Rover Evoque, Discovery 4, Range Rover Sport, Range Rover	238	207	236	203	0	0

Note : The above figures have not been independantly verified and audited. As such, the final figures after Audit may vary.

About Tata Motors

Tata Motors is India's largest automobile company, with consolidated revenues of Rs. 1,88,818 crores ($34.7 billion) in 2012-13. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 8 million Tata vehicles plying in India, Tata Motors is the country's market leader in commercial vehicles and among the top in passenger vehicles. It is also the world's fifth largest truck manufacturer and fourth largest bus manufacturer. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.